FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

February 9, 2004

PETROBRAS ENERGIA PARTICIPACIONES S.A.

(formerly PEREZ COMPANC S.A. and PC HOLDING S.A.)

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A

ENVIRONMENTAL AUDIT CONCLUSIONS

Buenos Aires, February 9, 2004 – Petrobras Energía Participaciones S.A. (Buenos Aires: PBE, NYSE:PZE), controlling company with a 98.21% stake in Petrobras Energía S.A. (Buenos Aires: PESA), announces that Petrobras Energía S.A., has issued today, the following press release:

Quality, Environmental, Safety and Health management is an integral part of Petrobras Energía S.A.´s business and through its operating performance the Company commits itself to improve results of operations and generate value for its shareholders.

In this context, Petrobras Energía retained an international consulting company to carry out an environmental audit of operations in the light of the applicable laws, future requirements and the pertinent international standards in the absence of local applicable guidelines.

The final audit report ratified the high environmental standards under which the operations are performed and determined the actions required to enforce the principles of the Safety, Environmental and Occupational Health Policy through which Petrobras Energía commits itself to preserve the environment where it operates, the safety and health of is personnel, contractors and neighboring communities.

In view of this responsibility and a result of the environmental study, over the next years Petrobras Energía will make investments in the amount of approximately US$23 million involving improvements in prevention systems and production facilities. In addition, several corrective and remediation actions will be implemented.  For such reason, a P$15 million loss was recorded in fiscal year ended December 31, 2003.

In this way the Petrobras Energía ratifies its commitment to securing economic development in line with the environment and the people’s quality of life.